

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail
Chris Angle
Chief Executive Officer
Classic Rules Judo Championships, Inc.
100 Research Drive, Suite 16
Stamford, CT 06906

> Re: **Classic Rules Judo Championships, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed on April 16, 2013**
> **File No. 333-167451**

Dear Mr. Angle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing as indicated in comment number 1 below. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures, Page 31

1. We note that within Item 9A – Controls and Procedures you present the respective Item 307 (Disclosure Controls and Procedures) and Item 308 (Internal Control over Financial Reporting) of Regulation S-K disclosures on a combined basis in one section. In this manner, with your assessment that you identified four (4) material weaknesses, your evaluation and conclusion of effectiveness only covers disclosure controls and procedures. You have not specifically provided a conclusion as to the effectiveness of your internal controls over financial reporting ("ICFR"). Based on the four material weaknesses, it also appears that your ICFR may have been ineffective. Please amend your Form 10-K to clearly and specifically state a conclusion on your evaluation of the effectiveness of your ICFR. To enhance the clarity of these separate disclosure

Chris Angle
Classic Rules Judo Championships, Inc.
May 22, 2013
Page 2

requirements, we also suggest that you consider providing the disclosures for Item 307 (Disclosure Controls and Procedures) and Item 308 (Management's Report on Internal Control over Financial Reporting) of Regulation S-K, respectively, in separate subsections within the Item 9A – Controls and Procedures section.   Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief